Exhibit 99.1
Credit Suisse Annual Technology Conference Scottsdale Franki D’Hoore Director European Investor Relations Tuesday December 2, 2008

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML - the world's largest supplier of lithography equipment Source: Semi & ASML Leadership in immersion for volume chip manufacturing ASML Canon Nikon East 65 11 24 West North Canon 11% ASML 65% Nikon 24% ASML AMAT TELL KLA East 22 32 25 11 10 West North KLA Tencor ASML Tokyo Electron Lam Research Applied Materials 2003 2004 2005 2006 2007 Q1 1543 2465 2529 3597 3768 Revenue evolution Top 5 semiconductor equipment suppliers Market share 2007

Agenda Market ASML's robustness Outlook

Market

Macro and sector trends Challenging customer environment Product overcapacity Low DRAM and FLASH memory prices Access to capital M&A negotiations Demand for capacity expansion remains extremely weak Significant weakening in the last 2 to 3 months Virtually no 300 mm lithography capacity growth between 2007 and 2008 Retirement of 200 mm memory fabs, reduced output of some 300 mm fabs Immersion demand continues 2008: 4x nm Flash, 5x nm DRAM 2009: 3x nm Flash, 5x nm DRAM 2nd tier, 4x nm DRAM 1st tier, 4x nm Foundry

DRAM manufacturers with most aggressive shrink post highest operating margins Operating margins vs. technology nodes of main DRAM manufacturers Source: DRAMeXchange (8/08), ASML Marketing (Fab dBase) -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Operating Margin Most advanced node in Q2/08: 5x nm 5x nm 6x nm 6x nm 6x nm 7x nm 7x nm 7x nm

Robustness

Sound gross margin performance 0 200 400 600 800 1000 1200 Revenue [Millions] 10% 15% 20% 25% 30% 35% 40% 45% Revenue Gross margin Q4 guidance Q1 03 Q3 03 Q1 04 Q3 04 Q1 05 Q3 05 Q1 06 Q3 06 Q1 07 Q3 07 Q1 08 Q3 08 Gross margin

Gross margin dynamics Cost of goods reduction program Litho tool sales mix Euro / Yen / Dollar exchange rate ASML factory loading Product maturity Sales discount Due to cost improvements and management of the above, gross margin is expected to be approximately 36% at revenue levels of € 550 million

Near term operating expense dynamics R&D "Spend on strategic programs and save on efficiency" High level of strategic investment to meet customer requirements for shrink Efficiency produces € 6 million savings in Q4 SG&A Improved efficiency provided 19% cost reduction from Q2 to Q4

Robust operating margin performance with R&D expenditures increased >50% in the last 3 years 370 329 0 200 400 600 800 1000 1200 Revenue [Millions] -30% -20% -10% 0% 10% 20% 30% Revenue Operating margin Q1 03 Q3 03 Q1 04 Q3 04 Q1 05 Q3 05 Q1 06 Q3 06 Q1 07 Q3 07 Q1 08 Q3 08 Operating margin

Profitability Stress test Operating Profit R&D + SG&A € 170 million per quarter 2,500 2008 estimate Q1-Q3 actuals + Q4 guidance Net Sales Gross margin 1,750 2,000 2,250 2,750 3,000 3,250 3,500 3,750 4,000 30% -155 - 80 - 5 70 145 220 295 370 445 520 32% -120 - 40 40 120 200 280 360 440 520 600 34% - 85 0 85 170 255 340 425 510 595 680 36% - 50 40 130 220 310 400 490 580 670 760 38% - 15 80 175 270 365 460 555 650 745 840 40% 20 120 220 320 420 520 620 720 820 920 42% 55 160 265 370 475 580 685 790 895 1000 44% 90 200 310 420 530 640 750 860 970 1080 46% 125 240 355 470 585 700 815 930 1045 1160 48% 160 280 400 520 640 760 880 1000 1120 1240 50% 195 320 445 570 695 820 945 1070 1195 1320 Note: Data in the table is not intended as company guidance

Solid financial position Conservatively financed Cash & cash equivalents € 1.3 billion Debt € 600 million 5.75% Notes due 2017 Standby facility € 500 million due 2012 Cash generative

Tough times call for product roadmap strengthening Driving higher product value through performance enhancement and cost reductions Strengthening leadership in immersion, the TWINSCAN XT:1950 with highest NA available today allows 38 nm resolution and offers 25% overall performance improvement Introducing the TWINSCAN NXT multipurpose platform with substantially higher speed and overlay accuracy addressing 32 nm resolution and beyond, shipping in 2009 Starting 2010, EUV systems with high speed performance goals of >140 wph and resolution of 22 nm and beyond, will change litho cost dynamics leading to wide spread adoption

Immersion on track Shipped 46 immersion systems YTD Booked 16 immersion systems in Q3 Backlog contains 27 immersion systems with a value of € 745 million - ASP of € 27.6 million

Taiwan Europe USA Korea Other Japan China 14 11 30 14 6 25 memory IDM Foundry 42 43 15 0 0 0 immersion KrF 1-line ArF dry 73 6 2 19 Backlog lithography in value per Sep 28th, 2008 Total value M€ 1,028 Technology i-Line 2% ArF immersion 73% KrF 6% ArF dry 19% Region USA 30% Taiwan 14% Korea 14% Other 6% Europe 11% Japan 25% End-use Memory 42% IDM 43% Foundry 15% Numbers have been rounded for readers' convenience

Outlook

Q4 2008 outlook ASML expects to ship 26 systems ASP for new + used systems expected to be € 16.5 million Gross margin approximately 36% R&D is expected at € 124 million net of credit SG&A is expected to decrease to € 47 million